PDS Biotechnology Corporation
303A College Road East
Princeton, New Jersey 08540

February 7, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561
Attention:	Suzanne Hayes
Assistant Director

Re: PDS Biotechnology Corporation
Registration Statement on Form S-1
File No. 333-235549

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PDS Biotechnology Corporation hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-235549) (the “Registration Statement”), so that the Registration Statement may become effective at 5:00 p.m. (Washington, D.C. time) on February 10, 2020 or as soon as practicable thereafter.

PDS BIOTECHNOLOGY CORPORATION

By:	/s/ Frank Bedu-Addo, Ph.D.
Name:	Frank Bedu-Addo, Ph.D.
Title:	President and Chief Executive Officer